UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

  Pursuant to Rule 13a-16 Or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 000-53543

Ballard Power Systems Inc.

(Translation of registrant's name into English)

9000 Glenlyon Parkway,
Burnaby, BC
V5J 5J8
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K of Ballard Power Systems Inc. (the “Company”) is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 of the Company (File No. 333-238982).

EXHIBIT INDEX

Exhibits	Descriptions

99.1	Underwriting Agreement among the Company and National Bank Financial Inc., Raymond James Ltd., Cormark Securities Inc. and TD Securities Inc. dated November 24, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date: November 24, 2020	By:	/s/ Tony Guglielmin
	Name:	Tony Guglielmin
	Title:	Chief Financial Officer